UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD

SPECIALIZED DISCLOSURE REPORT

AngloGold Ashanti plc

(Exact name of the registrant as specified in its charter)

England and Wales             001-41815

(State or other jurisdiction of incorporation or organization)     (Commission File Number)

4th Floor, Communications House, South Street Staines-upon-Thames, Surrey TW18 4PR United Kingdom	6363 S. Fiddlers Green Circle, Suite 1000 Greenwood Village, CO 80111 United States of America
(Address of principle executive offices)                              (Zip code)

Stewart Bailey, Chief Sustainability and Corporate Affairs Officer
E-mail: sbailey@aga.gold, Telephone: +1 303 889-0700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

ITEM 1.01 Conflict Minerals Disclosure

CONFLICT MINERALS DISCLOSURE

This specialised disclosure report on Form SD is filed by AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA”, the “Company”, “Group”, “us” or “we”) pursuant to Rule 13p-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is also available on the AGA website at https://www.anglogoldashanti.com. No material on the AGA website forms any part of, or is incorporated by reference into, this specialised disclosure report on Form SD. References herein to the Company’s website shall not be deemed to cause such incorporation.

Group information

The Group was initially formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc and it underwent a business combination with Ashanti Goldfields Company Limited in April 2004. In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the United Kingdom, with a primary listing of its ordinary shares on the New York Stock Exchange (NYSE). Upon completion of the corporate restructuring, AngloGold Ashanti plc became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited. The previous South African parent company of the Group, AngloGold Ashanti Limited, became a direct, wholly-owned subsidiary of AngloGold Ashanti plc and was renamed AngloGold Ashanti (Pty) Ltd. AngloGold Ashanti Holdings plc, the Isle of Man company holding all of the Group’s operations and assets located outside South Africa, also became a direct, wholly-owned subsidiary of AngloGold Ashanti plc.

Current profile

AngloGold Ashanti plc (Registration No. 14654651; LEI No. 2138005YDSA7A82RNU96) was incorporated as a private limited company under the laws of England and Wales on 10 February 2023 and was re-registered as a public limited company and changed its name to AngloGold Ashanti plc on 22 June 2023 for the purposes of carrying out the corporate restructuring. On 25 September 2023, upon completion of the corporate restructuring, AngloGold Ashanti plc became the parent company of the Group. The Company operates under the UK Companies Act 2006, as amended.

The Company’s legal and commercial name is AngloGold Ashanti plc. Its registered office is located at 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom. The Company’s principal executive office is located at 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom. The Group’s global headquarters are located at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States of America. AngloGold Ashanti’s agent for service of process in the United States is AngloGold Ashanti North America Inc., 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States of America. The general telephone number is +44 (0) 203 968 3320 and the internet address is https://www.anglogoldashanti.com. No material on the AGA website forms any part of, or is incorporated by reference into, this specialised disclosure report on Form SD. References herein to the Company’s website shall not be deemed to cause such incorporation.

While AngloGold Ashanti’s primary listing is on the New York Stock Exchange (NYSE), the Company also maintains secondary listings on the Johannesburg Stock Exchange (JSE) and A2X Market (A2X) in South Africa and the Ghana Stock Exchange (GSE) in Ghana.

Business overview

AngloGold Ashanti plc (AngloGold Ashanti) is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across 10 countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. We have projects in Colombia, including the Quebradona mine that is expected to produce both gold and copper, and in the United States where we are also continuing exploration activities. The Group is headquartered in Denver, Colorado in the United States. The Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in Johannesburg, South Africa.

Products

AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5 percent, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.

The Company’s doré is refined at refineries not controlled by AngloGold Ashanti (including Rand Refinery (Pty) Limited in South Africa, The Perth Mint Refinery in Australia as well as MKS PAMP SA and Argor-Heraeus SA in Switzerland), except for its operations in Brazil where AngloGold Ashanti operates the wholly-owned Queiroz metallurgical plant (the “Queiroz Plant”). While the main activity of the Queiroz Plant consists of the processing of gold concentrate, it also includes a refinery (the “Queiroz Refinery”). As a result, the only product manufactured by AngloGold Ashanti which contains a mineral potentially affected by conflict, specifically gold, is refined gold produced by AngloGold Ashanti at the Queiroz Refinery, which is part of its wholly-owned Queiroz Plant in Brazil.

The Queiroz Plant has been a member of the “London Good Delivery Gold List” since March 1986. During 2024, the Queiroz Refinery manufactured refined gold from doré supplied by the AngloGold Ashanti operations in Brazil. Furthermore, during 2024, certain gold and gold-bearing material supplied by Jaguar Mining Inc., an Ontario corporation listed on the Toronto Stock Exchange (TSX) (“Jaguar Mining”), from its Brazilian operations was also processed and treated at the Queiroz Plant (including the Queiroz Refinery). No gold or gold-bearing material was supplied to the Queiroz Refinery by any of AngloGold Ashanti’s operations in Africa or any non-Brazilian operations of Jaguar Mining.

By-products of our gold mining operations, often a function of local geological characteristics, include silver in Argentina and sulphuric acid in Brazil.

Operations

We have developed a high-quality, well-diversified asset portfolio, including production from 11 operations in eight countries (Argentina, Australia, Brazil, the Democratic Republic of the Congo (“DRC”), Egypt, Ghana, Guinea and Tanzania) supported by greenfields projects in the United States and Colombia. We also have a focused global exploration programme. Our portfolio comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.

Our operations and projects are grouped regionally as follows:

•Africa (DRC, Egypt, Ghana, Guinea and Tanzania);
•Americas (Argentina and Brazil, and projects in the United States and Colombia); and
•Australia (Australia).

On 1 May 2025, AngloGold Ashanti completed the sale of the Doropo project and the Archean-Birimian Contact (“ABC”) project in Côte d’Ivoire, both of which had been acquired by the Company as part of the acquisition of Centamin plc on 22 November 2024.

THE DODD-FRANK ACT AND “CONFLICT MINERALS” DEFINITION

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (unless the Secretary of State determines that additional derivatives are financing conflict in the DRC or an adjoining country (“Covered Countries”)) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries (“Conflict Minerals”) that may have originated in the Covered Countries. Under the SEC rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry regarding those Conflict Minerals that is reasonably designed to determine whether (a) any of the Conflict Minerals originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

The SEC does not consider an issuer that mines or contracts to mine Conflict Minerals to be manufacturing or contracting to manufacture those minerals, unless the issuer also engages in manufacturing, whether directly or indirectly through contract, in addition to mining. AngloGold Ashanti, as a consequence of its refinery operation at the Queiroz Refinery, which is part of the Queiroz Plant in Brazil, engages in manufacturing in addition to mining. However, other than with respect to the Queiroz Refinery, AngloGold Ashanti does not believe any of its other operations constitute manufacturing.

Gold mining can have a beneficial impact on the areas where it is conducted. Mined and traded responsibly, gold can help alleviate poverty of individuals, contribute to the economic and social development of communities and improve the wealth of countries. AngloGold Ashanti recognises, however, that gold may also be mined and traded in a manner which fuels conflict and contributes to human rights violations.

We have put in place practices, procedures and controls with the goal of ensuring that our operations do not contribute to conflict and that we monitor and report on these practices, controls and standards.

Increasingly, customers and consumers want the assurance that the gold they purchase has not contributed to conflict or human rights abuses. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND INTERNATIONAL DUE DILIGENCE STANDARDS

Since 2013, we have taken an active role in developing voluntary standards that enable us to reasonably determine the country of origin for the gold we produce as well as to demonstrate that we operate responsibly in keeping with international standards. The standards we follow are:

•The World Gold Council Conflict-Free Gold Standard (CFGS). This is an industry-led approach to combat the potential misuse of gold to fund illegal armed conflict and associated human rights abuses. The standard is aligned to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the Supplement on Gold.

•The London Bullion Market Association (LBMA) Responsible Gold Guidance. The LBMA represents the interests of the participants in the wholesale gold market and its guidance includes refining standards, good trading practices and standard documentation. AngloGold Ashanti’s Queiroz Refinery, which is part of the Queiroz Plant in Brazil, was one of the first three refineries in the world to be certified to the new standard in June 2013.

All references herein to the Heidelberg Institute’s Conflict Barometer (the “Heidelberg Barometer”) are to the 2023 version, which is the latest version published as of the date hereof.

World Gold Council Conflict-Free Gold Standard (CFGS) Framework

AngloGold Ashanti has played a leading role in developing the CFGS and taken a public stand in applying it, not only to demonstrate its commitment to responsible business practices and to making positive contributions to the societies in which it operates, but also to ensure that the gold in its supply chain does not fuel conflict, contribute to human rights abuses or breach international humanitarian law.

The CFGS comprises five parts (Parts A through E) as further described below. A toolkit was developed to assist companies in achieving compliance. This includes background information, checklists and advice on compiling evidence packs. A guidance document for external assurers was also prepared. Part A of the CFGS requires companies to assess whether they are adhering to international sanctions and to undertake a risk assessment based upon the recognition of conflict. Applying the CFGS’ criteria, operations that are in an area ranked as 5 (“war”) or 4 (“limited war”) in the Heidelberg Barometer are classified as ‘conflict-affected or high-risk’. Such operations must complete all remaining assessments in Parts B through E of the CFGS. For operations not considered to be in a ‘conflict-affected or high-risk’ area, and where the company does not transport gold while in its custody, the remaining assessments required are Parts D and E of the CFGS.

Part A (Conflict Assessment) of the CFGS was assessed for all of AngloGold Ashanti’s operations by an AngloGold Ashanti internal review team. Part A involves a conflict and sanctions assessment of all of AngloGold Ashanti’s mine locations and uses official sources on international sanctions and conflict recognition. These include the European Union, United Nations Security Council and UK government sanction and embargo lists. As specified in the CFGS, external sources were also used to evaluate the presence of conflict or high risk in the countries where AngloGold Ashanti operates or transports its product. The Heidelberg Barometer was used to assess the location and intensity of conflicts. This data also informed which countries would be reported on.

Part B (Company Assessment) of the CFGS involves an assessment examining evidence in five areas to determine the Company’s conformance to the CFGS:

•Commitment to human rights - whether there is a human rights policy in place;

•Corporate activities - found or not found culpable of abuses, using influence to prevent abuse by others;

•Security - due diligence on security providers;

•Payments and benefits-in-kind - disclosure of payments to governments, whether funding has been provided to private groups accused of human rights abuses; and

•Engagement, complaints and grievances - vulnerable groups, systems for dealing with grievances.

Part C (Commodity Assessment) of the CFGS involves an assessment relating to the handling of gold and gold- bearing material on site, and once it leaves the mine. It focuses on the nature of production, control of gold at the operation and transportation between mine and refinery. AngloGold Ashanti used a risk-based approach to implement this part of the standard. This includes mapping the mine-site supply chain from shaft or pit, to the point of dispatch and handover to a security company for transport to a refinery, determining risk points for potential gold loss and finding inefficiencies in the supply chain. Other common risk points include the loading of trucks and movement of gold-bearing material to the plant, the handling of the material in the various circuits within the plant and the smelt house and the dispatch of gold from that point.

Part D (Externally Sourced Gold Assessment) of the CFGS involves an assessment relating to external suppliers of gold or gold-bearing material. It requires scrutiny of suppliers from whom gold or gold-bearing material was sourced to prevent unlawful conflict, human rights abuses and international humanitarian law violations.

Part E (Management Statement of Conformance) of the CFGS requires implementing companies to provide a statement expressing management’s view that the company has the appropriate systems and processes in place to ensure that all gold and gold-bearing material leaving the mine’s area of control is produced in conformance with the CFGS.

The AngloGold Ashanti corporate team carried out the above assessments as part of its reasonable country of origin inquiry. Our Group Internal Audit also conducted a review in respect of the Parts A and D assessments to determine compliance with the CFGS. Focus areas included:

•Reviewing and determining the appropriateness of external sources used for the conflict assessment;

•Assessing the correctness of the outcomes reached by the corporate-led annual formal conflict assessment;

•Reviewing externally sourced gold disclosures against feedback from operations; and

•Reviewing responsible gold certification for the Queiroz Refinery (part of the Queiroz Plant) (Brazil), Rand Refinery (Pty) Limited (South Africa), The Perth Mint Refinery (Australia), MKS PAMP SA (Switzerland) and Argor-Heraeus SA (Switzerland).

We believe that our compliance with voluntary responsible gold standards enables us to demonstrate that we operate responsibly and create rigorous mechanisms for self-governance and transparency.

AngloGold Ashanti’s evaluation

As a general matter, AngloGold Ashanti has conducted extensive work to assess its conformance to the CFGS, including in respect of operations not identified as ‘conflict-affected or high-risk’ in the Part A (Conflict Assessment) assessment. Initial due diligence was undertaken by the Company, and we reasonably determined that there were no links between the gold and gold-bearing material used by AngloGold Ashanti and areas assessed to be ‘conflict-affected or high-risk’.

The Part A (Conflict Assessment) assessment indicated that AngloGold Ashanti is not operating in any countries that are subject to international sanctions or embargoes relating to export and trade in gold and the Company did not breach any international sanctions. None of the Company’s mines or transport routes are located in ‘conflict- affected or high-risk’ areas. While parts of the DRC are ranked as 5 (escalated to a full-scale “war”) in the Heidelberg Barometer, the Kibali mine operations (which are managed by AngloGold Ashanti’s joint venture partner Barrick Mining Corporation (formerly Barrick Gold Corporation)) are not located in such areas ranked as 5. Furthermore, the Heidelberg Barometer has de-escalated Brazil from “limited war” (ranked as 4) to “violent crisis” (ranked as 3) as a result of the ongoing drug trafficking conflict which is prevalent in the country. This conflict has not directly impacted our operations as the risk is mainly centered around drug trafficking in the country and concentrated around major cities.

The Part B (Company Assessment) assessment is not applicable because the Part A conflict assessment found that AngloGold Ashanti is not extracting gold or gold-bearing material in ‘conflict-affected or high-risk’ areas.

The Part C (Commodity Assessment) assessment is not applicable because the Part A conflict assessment found that AngloGold Ashanti is not extracting gold or gold-bearing material in ‘conflict-affected or high-risk’ areas.

Despite none of our operations evaluated as being in ‘conflict-affected or high-risk’ areas, the appropriate management systems are in place as stipulated in Part B and C to identify and mitigate the risk of potential conflict, and processes are in place to manage the chain custody for gold and gold-bearing material.

AngloGold Ashanti also completed the Part D (Externally Sourced Gold Assessment) assessment. Externally sourced gold and gold-bearing material was processed and treated at the Queiroz Plant (including the Queiroz Refinery) in 2024. Jaguar Mining, through its wholly-owned subsidiary Mineração Serras do Oeste Ltda., supplied gold concentrate (in the form of gold cathodes and sludge) from its operations in the state of Minas Gerais in Brazil to AngloGold Ashanti for processing at the Queiroz Plant and refining at the Queiroz Refinery as part of a service contract to produce good delivery bars, under licence nº 28.917.748/0001-72. Jaguar Mining’s operations in the state of Minas Gerais are located in close proximity to AngloGold Ashanti’s operations in that state. As mentioned above, Brazil is ranked as an area of “violent crisis” (ranked as 3) according to the Heidelberg Barometer as a result of the ongoing drug trafficking conflict which is prevalent in the country. However, such conflict has not directly impacted our operations. No deviations from conformance with this part of the CFGS arose during 2024.

As required by Part E (Management Statement of Conformance), AngloGold Ashanti has the necessary systems and protocols in place to express management’s view on the integrity of all gold and gold-bearing material leaving its operational areas. In particular, appropriate management statement of conformance processes are in place, as evidenced by the LBMA certifications provided to the refineries we interact with. No deviations from conformance with this part of the CFGS arose during 2024.

In conclusion, AngloGold Ashanti was in conformance with the criteria set out in the CFGS for the reporting year ended 31 December 2024.

CONCLUSION

Pursuant to Rule 13p-1 under the Exchange Act, AngloGold Ashanti conducted a reasonable country-of-origin determination as set out above and concluded in good faith that no gold or gold-bearing material used in the manufacturing process at the Queiroz Refinery, which is part of the Queiroz Plant in Brazil, was sourced from the DRC or its adjoining countries during 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AngloGold Ashanti plc

By: /s/ Stewart Bailey

Name: Stewart Bailey
Title: Chief Sustainability and Corporate Affairs Officer              Date: May 29, 2025